Exhibit 1

This Schedule 13D has been filed to reflect acquisitions of securities by the Reporting Person.

Set forth below is a summary of the Reporting Person’s acquisitions in the Company’s stock since August 24, 2002. The Reporting Person received the restricted stock grant indicated below under the Company’s 2002 Plan as long-term performance-based compensation for service to the Company. The transaction was effected at the Company’s principal executive offices in Coral Gables, Florida.

Date	Number of Shares of Class A Common Stock Acquired	Price Per Share	Description of Transaction Effected
10/23/02	224,385	$15.86
The Reporting Person was granted long-term performance-based compensation in the form of an award under the 2002 Plan of 150,000 restricted shares of Series B Preferred Stock. The market value per share of the Series B Preferred Stock on the date of grant was $23.725 (calculated by multiplying the closing market price of the Company’s Class A Common Stock on the date of grant by 1.4959, the number of shares of Class A Common Stock into which the Series B stock could ultimately be converted). The new restricted stock grant is subject to being earned by the achievement of performance goals over approximately a two-year period from the date of grant and is further subject to pro-rata vesting over a twelve-year period from the date on which the shares are deemed earned. The shares will vest immediately upon the death or disability of the Reporting Person or a Change in Control of the Company. The Reporting Person is entitled to vote the restricted shares from the date of grant, to the extent that the additional vote from such shares would not increase the Reporting Person’s total voting power to more than fifty percent of the total outstanding voting power of the Company’s shareholders. No dividends will be paid or accrued on the restricted stock unless and until the shares are deemed earned.